EXHIBIT 10.23

                             Employment Agreement
                               (Peter H. Blum)

    THIS EMPLOYMENT AGREEMENT, effective as of September 1, 2001, is between Mallon Resources Corporation, a Colorado corporation (the
"Company"), and Peter H. Blum ("Employee").

1. Employment. The Company hereby employs Employee and Employee hereby accepts employment from the Company on the terms and conditions set forth in this Agreement.

2. Duties.

a. Employee shall be an Executive Vice President of the Company.
Employee's duties shall include responsibility for corporate development, financial planning, capital procurement, relationships with investors and bankers, and those other duties typically performed by management personnel in like positions with companies similar to the Company. Employee shall faithfully and diligently perform such duties, subject to the direction and control of the Company's board of directors (the "Board") and CEO. Additionally, Employee shall perform such duties as shall be required by the Bylaws of the Company and such duties as shall be assigned to him from time to time by the Board or CEO.

b. Employee shall devote such working time to the business of the Company as may reasonably be required by the nature of the Company's business, from time to time. It is expected that Employee will spend at least 10 working days each month on Company business outside of New York, primarily in Denver. Except for his continuing relationship with Mitcham Industries, Employee shall not engage in any other business activity requiring significant personal services by Employee except with the express, informed, prior, written, approval of the Company's CEO. Such approval may be withheld for any reason.

3. Compensation. Employee's compensation shall be as follows:

a. Annual Base Salary. The Company shall pay to Employee a base salary ("Annual Base Salary") at an annual rate of $120,000.00 for each year of this Agreement, as it may be extended. The Annual Base Salary shall be subject to such withholding regulations as are required by law and shall be paid in installments in accordance with the Company's customary payroll.

b. Annual Cash Bonus. Employee shall be paid, in arrears, an annual cash bonus of not less than $25,000 during each year of this Agreement.

c. Other Bonus Payments. Upon completion of each equity funding of the Company (whether common or preferred) during the term of this Agreement, Employee shall be paid a bonus equal to 0.75% of the net capital raised in such funding. Beginning September 1, 2002, Employee shall become eligible to thereafter receive discretionary payments made from Mallon's Employee Bonus Pool.

d. Stock Compensation. Employee shall be eligible to participate in such of the Company's stock-based compensation plans for which he is otherwise qualified.

i) Upon execution of this Agreement, Employee shall exchange the 84,666 outstanding "Rodman & Renshaw" warrants owned by him for 18,000 shares of the Company's $0.01 par value per share common stock ("Common Stock") to be issued by the Company.

ii) Upon execution of this Agreement, Employee shall cause the forfeiture and disclaimer of options to purchase shares of Common Stock number BRC - 02 and BRC - 03.

iii) Upon execution of this Agreement, the Company shall grant to Employee options to purchase shares of Common Stock, as follows:

(1) Option #1: Option to purchase 12,500 shares of Common Stock for $0.01 per share, vesting upon issuance.

(2) Option #2: Option to purchase 25,000 shares of Common Stock for $0.01 per share, vesting September 1, 2002.

(3) Option #3: Option to purchase 30,000 shares of Common Stock for $0.01 per share, vesting September 1, 2003. The shares covered by this option will be issued outside of the Company's 1997 Equity Participation Plan.

(4) Option #4: Option to purchase 30,000 shares of Common Stock for $0.01 per share, vesting September 1, 2004. The shares covered by this option will be issued outside of the Company's 1997 Equity Participation Plan.

e. Miscellaneous. Employee shall be entitled to participate in any insurance plans, hospitalization plans, medical reimbursement plans, profit sharing plans, retirement plans and other employee benefit plans for which Employee is qualified. Nothing in this paragraph shall require the Company to adopt or maintain any such plans. The Company shall reimburse Employee for such family health insurance costs he incurs, up to the maximum amount of such costs paid by the Company for a Denver-based employee.

4. Sick Leave and Vacation. Employee shall be entitled to four weeks of annual vacation and sick leave consistent with the Company's vacation and sick leave policies, as they may be changed from time to time.

5. Expenses. The Company shall reimburse Employee for all reasonable entertainment, travel and lodging expenses incurred by Employee in connection with the business of the Company, subject, however, to such rules, regulations and record-keeping requirements as may be established from time to time by the Company; and further subject to the limitation that only such expenses as may be deducted by the Company shall be reimbursed.

6. Term.

a. The term of this Agreement shall commence as of the date of this Agreement and shall continue for a period of 36 months from that date.

b. The Company shall have the right to terminate Employee's employment by the Company by not less than 5 days prior written notice.

i) A termination "for cause" shall only be made if a majority of the Board determines that Employee has (1) failed to perform his duties hereunder in a proper and timely manner, and such failure has continued for more than 30 days following written notice in which the deficiencies were detailed with reasonable particularity, (2) materially violated any of the covenants described in paragraph 8, or (3) has been convicted of any felony or any misdemeanor that involves moral turpitude. If Employee is terminated for cause, Employee shall only be entitled to his Annual Base Salary through the date of termination and the Company shall have no further obligations hereunder, including payment of any bonus amount for such applicable year of termination.

ii) Employee's employment may be terminated by the Company at any time without cause at the discretion of the Company's CEO.

(1) If such termination is before March 1, 2002, Employee shall be entitled to his Annual Base Salary through two-months past the date of termination plus a pro-rata portion of the annual bonus described in paragraph 3(b).

(2) If such termination is after March 1, 2002 but before September
1, 2002, Employee shall be entitled to his Annual Base Salary through two-months past the date of termination plus a pro-rata portion of the annual bonus described in paragraph 3(b). In addition, Option #2 (described in paragraph 3(d)(iii)(2)) shall vest, in full.

(3) If such termination is after September 1, 2002, Employee shall be entitled to his entire Annual Base Salary through the year of termination plus the entire annual bonus described in paragraph 3(b). In addition, the next unvested option (described in paragraph 3(d)(iii)) shall vest, in full.

c. Employee may terminate this Agreement at any time upon not less than 30 days' prior written notice. If Employee terminates this Agreement, Employee shall only be entitled to his Annual Base Salary through the date of termination and a proportionate share of the Annual Cash Bonus. The Company shall have no further obligations hereunder.

d. Notwithstanding the provisions of paragraphs 6(b) and (c), upon the occurrence of a Change of Control of the Company (as defined in the Company's Bylaws) Employee may, at his election made within 30 days following consummation of such event, terminate all of his obligations under this Agreement and receive in one cash payment from the Company an amount equal to 200% of the sum of the Annual Base Salary then payable to Employee under this Agreement and an amount equal to his then current Annual Cash Bonus.

e. Notwithstanding the provisions of paragraphs 6 (b), (c) and (d), upon the occurrence of a Change of Control of the Company (as defined in the Company's Bylaws) that is not supported by a majority of the members of the Board in office immediately prior to the Change of Control, Employee may, at his election made within 30 days following consummation of such event, terminate all of his obligations under this Agreement, and receive in one cash payment from the Company an amount equal to 300% of all Annual Base Salary and Annual Cash Bonus payments that would otherwise be paid to Employee under this Agreement through-out the then unexpired term of this Agreement, as it may have been extended.

7. Death or Incapacity. If Employee dies or (in the reasonable judgment of the Board) is incapacitated during the term of this Agreement, this Agreement shall terminate immediately and the Company shall pay to Employee or his legal representative the Annual Base Salary that would otherwise be payable to Employee through the last day of the calendar month during which his death or incapacity occurs, plus a proportionate share of the Annual Cash Bonus.

8. Confidentiality.

a. The relationship between the Company and Employee is one of confidence and trust.

b. As used herein, "Confidential Information" means information about the Company's plans, properties, business contacts, business objectives and goals, including information relating to business opportunities and plans, and negotiating strategies and directives with respect to any of the Company's business activities, whether relating to past, present or prospective activities, and in addition including but not limited to any potential purchases or sales, all geological data and maps, all seismic data and maps, all engineering data, reserves calculations and production methods, all oil and gas prospects, whether domestic or foreign. The foregoing shall constitute Confidential Information whether it is known by Employee prior to his employment by the Company, or otherwise.

c. Employee agrees that he shall at no time during the term of his employment by the Company or for a period of three years following the termination of this Agreement disclose any Confidential Information or component thereof to any person, firm or corporation to any extent or for any reason or purpose, or otherwise use any Confidential Information for his own benefit or in any way contrary to the best interest of the Company.

9. Enforcement of Covenants. In addition to any other remedies available to the Company, it shall be entitled to specific performance of the covenants contained in paragraph 8. If the Company is successful in enforcing its rights under this paragraph 9, Employee shall reimburse the Company for all of the costs of such enforcement, including but not limited to reasonable attorney's fees.

10. Miscellaneous Provisions.

a. This Agreement contains the entire agreement between the parties and supersedes all prior agreements, including the letter agreement dated August 16, 2001. This Agreement shall not be amended or otherwise modified in any manner except by an instrument in writing executed by both parties.

b. All notices under this Agreement shall be delivered by hand or by registered or certified mail and, if intended for Employee, shall be addressed to Employee at the address contained in the Company's personnel records and if intended for the Company, shall be addressed to the Company at its corporate headquarters. All notices shall be effective upon actual delivery if by hand or, if by mail, five days after being deposited in the United States mail, postage prepaid and addressed as required by this paragraph.

c. Neither this Agreement not any rights or duties under this Agreement may be assigned or delegated by either party unless the other party consents in writing.

d. Except as otherwise provided in this Agreement, this Agreement shall be binding upon and inure to the benefit of the parties and their respective heirs, personal representatives, successors and assigns.

e. The provisions of paragraphs 8 and 9 shall survive the termination of Employee's employment by the Company.

f. This Agreement shall be governed by the laws of the State of Colorado.

    IN WITNESS WHEREOF the parties have executed this Agreement to be effective as of the day and year first above written.

    Mallon Resources Corporation


    By: ____________________________       ____________________________
         George O. Mallon, Jr.,             Peter H. Blum
         President
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